Mail Stop 4561

February 12, 2007

Ms. Chandana Basu
Chief Executive Officer, Chief Financial Officer,
And Director
Healthcare Business Services Groups, Inc.
1126 West Foothill Blvd.
Upland, CA   91786

**Re: Healthcare Business Services Groups, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed April 17, 2006
File No. 000-50014**

Dear Ms. Basu:

We have reviewed your response letter dated November 30, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your next response please provide us with the acknowledgements that are requested at the end of our letter.

Form 10-QSB for the quarter ended September 30, 2006

Note 7 – Callable Convertible Secured Note and Securities Purchase Agreement, page 16

2. We note your response to comment 10 and also your disclosure on page 16 of your 10-QSB for the quarter ended September 30, 2006; however, it is unclear to us how you determined the value of the conversion feature to only be $654,741. We note that although the conversion price of this note is based on a percentage of the market price of your stock, the conversion feature is not "indexed" to your stock since changes in the market price of your stock will not affect the total value due to the holder of the note upon conversion. You disclose that the notes are convertible into shares of your company at 50% of the market price of your shares, 55% of the market price of your shares in the event that a Registration Statement is filed within thirty days of the closing of the agreement, and 60% in the event that the Registration Statement becomes effective within one hundred and twenty days from the closing; thus, upon issuance of the note the value of shares that would be required to be delivered to the holder of the note upon conversion would be $2,600,000 (200% of the principal amount) if no registration statement was filed, $2,363,636 (182% of the principal amount) if a registration statement was filed within thirty days of closing, or $2,166,667 (166% of the principal amount) if a registration statement was filed and became effective within the time constraints. At the time of issuance, the fair value of the conversion feature should take into account the probability of filing a registration statement and the statement becoming effective in time, however it does not appear that it would have been appropriate for the value of the embedded derivative to be below $866,667 ($2,166,667 - $1,300,000). Furthermore, the fair value of the conversion feature should be adjusted over time as the probabilities of meeting the registration statement requirements change. We note that you did not file a registration statement within the thirty days after June 29, 2006, the date of closing, or cause a registration statement to become effective within one hundred and twenty days from closing either. Please revise your filing accordingly or provide us with support for the value assigned to the conversion feature.

* * * *

As appropriate, please amend your filing and/or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief